ROSS MILLER
Secretary of State
204 North Carson Street
Carson City, NV 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporation
(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.	Name of Corporation:
Nine Mile Software, Inc.

2.	The articles have been amended as follows (provide article numbers, if available):

Article #3 is amended to read:
“SHARES:  The number of shares the corporation is authorized to issue is 50,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.  Preferred shares may be issued from time to time in one or more series in the discretion of the board of directors.  The board has the authority to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof.”

***[See Attachment No. 1 for additional amendments]

3.
The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series,  or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:  1,438,401 shares (52%) FOR

  4.   Effective date of filing (optional):      5/6/11

5.	Signature: (required

 /S/ Damon Deru
Signature of Officer

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approve by the vote, in addition to the affirmative vote otherwise required of the holders of shares representing a majority  of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT:   Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Certificate of Amendment
For
Nine Mile Software, Inc.

ATTACHMENT  NO. 1

Item 2  (Continued)

Article #3 is further amended by adding the following:

On April 19, 2011, the Corporation’s Board of Directors, acting by unanimous written consent, and the holders of at least a majority of the Corporation’s outstanding common stock acting by written consent, in accordance with the Nevada Revised Statutes, duly adopted resolutions authorizing a one (1) share for four (4) shares reverse stock split of the issued and outstanding Common Stock, whereby every four (4) issued and outstanding shares shall automatically and without any action on the part of the holder thereof be combined into one (1) fully paid and nonassessable share of Common Stock, par value remains at $0.001.

A new Article #8 is being added that reads:

“# 8  Authority of Board of Directors to Change Corporate Name:

The Board of Directors shall have the right to change the name of the Corporation without shareholder approval to a name that reflects the industry or business in which the Corporation’s business operations are conducted, or to a name that will promote or conform to any principal product, technology or other asset of the Corporation that the Board of Directors, in its sole discretion, deems appropriate.  This provision shall not abrogate the rights of shareholders to otherwise change the name of the Corporation by amending the Corporation’s Articles of Incorporation in the manner prescribed in the NRS.”